Exhibit 99.2

858 Beatty Street Suite 501 Vancouver, B.C. Canada V6B 1C1 Phone: (604) 895-2700 www.westfraser.com

NEWS RELEASE

WEST FRASER TIMBER CO. LTD.

Tuesday, April 20, 2021

West Fraser Announces Voting Results for the Election of Directors

Vancouver, B.C. — West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held virtually on Tuesday, April 20, 2021.

Voting Results for the Election of Directors

A total of 97,727,751 Common shares and Class B Common shares were voted at the meeting, representing 79.32% of the votes attached to all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes in Favour
Hank Ketcham	92,056,368	98
Reid E. Carter	92,693,811	99
Raymond Ferris	93,240,045	99
John N. Floren	92,908,935	99
Ellis Ketcham Johnson	93,238,823	99
Brian G. Kenning	93,142,595	99
Marian Lawson	93,543,822	99
Colleen McMorrow	93,521,087	99
Gerald J. Miller	93,331,760	99
Robert L. Phillips	87,927,088	94
Janice G. Rennie	90,661,597	97
Gillian D. Winckler	93,526,258	99

Shareholders approved the appointment of PricewaterhouseCoopers LLP as auditor of the Company.

The resolution on the Company’s approach to executive compensation (“Say-on-Pay”) as disclosed in the Company’s management information circular dated March 8, 2021 was also approved, with 99% of votes cast in favour.

Detailed voting results for the meeting are available on SEDAR at www.sedar.com and EDGAR at https://www.sec.gov/edgar.shtml.

The Company

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodeling, industrial applications, papers, tissue, and box materials.

For More Information

West Fraser Investors:

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

West Fraser Media:

Heather Colpitts

Director, Corporate Affairs

Tel. (416) 643-8838

shareholder@westfraser.com